11

06016713

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metabolic Pharmaceuticals Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

FILE NO. 82- 34880 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/11/06

28 August, 2006

RECEIVED

2006 SEP 11 P 4:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

metabolic

AR/S 6-30-06

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street,
MELBOURNE VIC 3000

Dear Sir/Madam,

PRELIMINARY FINAL REPORT (APPENDIX 4E) (AUDITED)
FINANCIAL YEAR ENDED 30 JUNE 2006

In accordance with Listing Rule 4.3A, we enclose the Preliminary Final Report (Appendix 4E) (audited) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the year ended 30 June 2006.

Financial Results & Position
The Directors report that the loss, after the provision for income tax of nil, was $11,293,869 (2005: $10,843,358). This result has been achieved after fully expensing all research and development costs. Income for the period totalled $1,289,719 (2005: $792,288), including interest income of $1,080,916, grant income of $208,625 and sundry income of $178.

The Commentary on Results contained in the Appendix 4E attached outlines the progress made by the Company over the period.

Metabolic has no borrowings and has cash and bank term deposits as at 25 August 2006 of $21 million.

Highlights for the year ended 30 June 2006

- Commenced the ***OPTIONS*** **Study**, a large-scale, Phase 2B human clinical trial for obesity drug ***AOD9604***;
- Achieved full enrolment for the ***OPTIONS*** **Study** ahead of schedule;
- ***ACV1*** Phase 1 human clinical trial for pain drug, completed and results announced;
- Progress on preclinical pipeline;
- Animal studies confirmed that the Company's obesity drug, ***AOD9604***, has an additional potential use for the prevention and treatment of osteoporosis;
- Capital raisings of A$17 million;
- Appointment of Non-Executive Director (Ms Robyn Baker) and CFO (Mr Peter Dawson); and
- Metabolic ranked number 1 as Australia's top innovator in the 2005 R&D and Intellectual Property Scoreboard.

Further details regarding the progress of the Company's operations are provided in the Commentary on Results included in the Appendix 4E attached.

This letter and the attached Appendix 4E Preliminary Final Report form part of this announcement to the Australian Stock Exchange.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

APPENDIX 4E

Preliminary final report

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2006**
Previous corresponding period:	Financial Year Ended 30 June 2005

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the year ended 30 June 2006 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to 2005 %**		**2006 $**
Revenues from ordinary activities	Up	63%	to	1,289,719
Loss from ordinary activities after tax attributable to members	Loss has increased	4%	to	(11,293,869)
Net Loss for the period attributable to members	Loss has increased	4%	to	(11,293,869)

Dividends:
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The Directors report that the loss, after the provision for income tax of nil, was $11,293,869 (2005: $10,843,358). This result has been achieved after fully expensing all research and development costs. Income for the period totalled $1,289,719 (2005: $792,288), including interest income of $1,080,916, grant income of $208,625 and sundry income of $178.

For further details relating to the current period's results, refer to the "Commentary on Results" section on the following page.

COMMENTARY ON RESULTS

Metabolic has no borrowings and has cash and bank term deposits as at 25 August 2006 amounting to $21 million. These funds should be sufficient to complete the current Phase 2B human clinical trial, the ***OPTIONS* Study** for ***AOD9604***, the Phase 2A clinical trials for ***ACV1*** (two trials exploring different neuropathic pain conditions) and to further progress the Company's research pipeline.

HIGHLIGHTS

- Commenced a large-scale, Phase 2B human clinical trial for obesity drug ***AOD9604***, known as the ***OPTIONS* Study**;
- Achieved full enrolment for the ***OPTIONS* Study** ahead of schedule (536 subjects enrolled in late April 2006);
- Successful results from the Phase 1 human clinical trial for pain drug, ***ACV1***;
- The Company made progress with several preclinical compounds including Neural Regenerative Peptides ***NRPs***, ***ADD*** for Diabetes and the Oral Peptide Delivery Platform;
- Animal studies confirmed that the Company's obesity drug, ***AOD9604***, has an additional potential use for the prevention and treatment of osteoporosis;
- Successful capital raisings amounting to A$17 million through a Share Purchase Plan offer to shareholders and a Private Placement to domestic and offshore institutional, professional and sophisticated investors;
- Two key appointments – Non-Executive Director (Ms Robyn Baker) and Chief Financial Officer (Mr Peter Dawson); and
- Metabolic ranked number 1 as Australia's top innovator in the 2005 R&D and Intellectual Property Scoreboard (IPRIA, IBISWorld, IP Australia and Melbourne Institute of Applied Economic and Social Research).

PRINCIPAL ACTIVITIES

Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:

- ***AOD9604*** - an obesity drug currently in a Phase 2B trial with results expected in March 2007;
- ***AOD9604*** - additional use in osteoporosis with Phase 2 trial expected to commence in 2007; and
- ***ACV1*** - a neuropathic pain drug currently in advanced planning for Phase 2A trials.

These drugs all address multi-billion dollar markets which are poorly served by existing treatments.

In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (***ADD***) and nerve regeneration (***NRPs***).

Metabolic is also developing a platform to enable oral delivered versions of existing injected peptide drugs, a technology which has already shown proof of concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

REVIEW OF OPERATIONS

METABOLIC'S INNOVATIVE OBESITY DRUG, *AOD9604*

Metabolic commenced a further Phase 2B human clinical trial, the ***OPTIONS* Study**, in October 2005, which is designed to assess the effects of low doses of ***AOD9604***. All subjects will have completed treatment by the end of 2006 and Metabolic expects the results to be announced in March 2007.

METABOLIC'S INNOVATIVE PAIN DRUG, *ACV1*

ACV1 was well-tolerated at all administered doses in a Phase 1 human clinical trial completed in November 2005. During the period under review, Metabolic commenced advanced planning for a Phase 2A program for ***ACV1***, which will involve two trials running in parallel, exploring different neuropathic pain conditions.

OSTEOPOROSIS, A SECOND INDICATION FOR *AOD9604*

In January 2006, Metabolic confirmed a second potential use for ***AOD9604***, in osteoporosis. Results from a second large animal study confirmed a previous study and demonstrated that daily oral administration of ***AOD9604*** was effective in preventing bone loss and maintaining bone quality in a rat model of osteoporosis. Metabolic is pursuing this indication with vigour. The knowledge gathered about ***AOD9604*** from previous obesity studies should enable Metabolic to select the trial design and doses of AOD9604 to be used in Phase 2 human clinical trials in osteoporosis patients in 2007.

NEURAL REGENERATION PEPTIDES *(NRPs)*

Metabolic and Neuren Pharmaceuticals made excellent progress on its collaborative project to develop a class of peptides known as Neural Regeneration Peptides (***NRPs***) to prevent or reverse peripheral neuropathy (nerve damage). Promising results from an animal study, reported in February 2006, support the substantial body of *in vitro* data, indicating that ***NRP*** compounds are potent neuroprotective and neuroproliferative agents.

ADD FOR TYPE 2 DIABETES

For several years Metabolic has been investigating a peptide class named ***ADD*** that has shown potent activity in normalising blood glucose in type 2 diabetic animals. During 2005-06 the Company has made progress in understanding the variability seen in previous studies, which will enable Metabolic to find out whether a robust drug candidate for this very important disease can be designed from this class and entered into a formal development program.

ORAL PEPTIDE DELIVERY PLATFORM

Metabolic scientists are in the process of validating a drug delivery platform which could be used to redesign existing injected peptides to enable oral uptake. This technology is based on an understanding of the structure of Metabolic's obesity and osteoporosis drug, ***AOD9604***, a peptide drug which was found by Metabolic to be inherently orally available (could be swallowed rather than injected).

An analog (variant) of Metabolic's peptide pain drug, ***ACV1***, has been designed which has shown very good oral activity in animal efficacy experiments. The data with ***ACV1*** provide proof-of-concept for this platform and application of this technology to other high-value, injected peptide drugs is now underway.

CAPITAL RAISINGS

During the period under review capital raised included:

- A$4 million from the issue of 6.6 million ordinary fully paid shares at A$0.61 per share, through a Share Purchase Plan offer to existing shareholders in July 2005; and
- A$13 million from the issue of 30.2 million ordinary fully paid shares at A$0.43 per share, through a Private Placement to domestic and offshore institutional, professional and sophisticated investors in March 2006.

STRATEGIC OVERVIEW

Metabolic's corporate strategy is based on three core goals, which are clearly intertwined:

- Carry out fast and efficient research and development;
- Achieve optimal growth; and
- Provide adequate resources.

Clearly, Metabolic's main focus is to continue the development of its two lead clinical stage drugs, ***AOD9604*** and ***ACV1***, as efficiently and quickly as practicable. Success with either one could produce important drugs with major benefits for the shareholders of the Company and the Australian biotechnology sector.

In addition to growing the Company organically through effective research and development, Metabolic expects to grow through both *in-licensing* and *out-licensing* arrangements, or through corporate activity such as *Mergers and Acquisitions.*

Although adequately funded for the current trials, clearly Metabolic will need additional capital in the future to continue the development of the drugs in its pipeline. Subject to trial success, the Company expects that future funding will be met through a combination of new equity and license income.

LIKELY DEVELOPMENTS

In the 2006-07 financial year, Metabolic expects to:

- Complete the ***OPTIONS*** **Study**, a large-scale, Phase 2B human clinical trial for obesity drug ***AOD9604***, with results expected in March 2007;
- Commence the Phase 2A program for ***ACV1*** for pain, and complete the first of two trials in this program by June 2007;
- Planning for Phase 2 human clinical trials on ***AOD9604*** for osteoporosis;
- Select a lead compound and commence compound manufacture for formal preclinical studies for the Neural Regenerative Peptide (***NRP***) collaborative project with Neuren Pharmaceuticals Limited;
- Continue research activities for ***ADD*** for type 2 diabetes;
- Continue research activities and investigate possible licensing opportunities for the ***Oral Peptide Delivery Platform***;
- Pursue licensing deal(s) for obesity and / or pain drug(s);
- Evaluate other potential compounds for possible in-licensing; and
- Possible capital raising for strategic initiatives as required.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This Annual Report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Annual Financial Report

For the year ended 30 June 2006

Table of Contents

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 JUNE 2006

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the directors:

1. (a) The financial report and the additional disclosures included in the directors' report designated as audited, of the Company are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's financial position as at 30 June 2006 and its performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

On behalf of the Board

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
25 August, 2006

Income Statement

FOR THE YEAR ENDED 30 JUNE 2006	Notes	30 June 2006 $	30 June 2005 $
Finance revenue	4(a)	1,080,916	675,515
Government grant income	4(b)	208,625	116,773
Other income		178	-
Project expense	4(c)	(7,299,424)	(7,111,770)
Employee benefits expense	4(d)	(3,432,840)	(2,504,936)
Depreciation and amortisation expense	4(e)	(286,317)	(262,621)
Operating leases	4(f)	(131,453)	(137,460)
Laboratory expenses		(252,135)	(536,523)
Other administrative and overhead expenses	4(g)	(1,181,419)	(1,082,336)
Net Loss before income tax		(11,293,869)	(10,843,358)
Income tax expense	5	-	-
Net loss attributable to members		(11,293,869)	(10,843,358)
Basic earnings per share (cents per share)	6	(4.32) cents	(4.71) cents
Diluted earnings per share (cents per share)	6	(4.32) cents	(4.71) cents

Balance Sheet

AS AT 30 JUNE 2006	Note	30 June 2006 $	30 June 2005 $
CURRENT ASSETS			
Cash and cash equivalents	7	23,304,295	17,077,358
Receivables	8	342,077	148,447
Prepayments		89,032	119,294
Other	9	12,141	12,141
Total Current Assets		23,747,545	17,357,240
NON-CURRENT ASSETS			
Available-for-sale financial assets – investment in shares	10	487,500	500,000
Property, plant and equipment	11	713,456	828,995
Total Non-Current Assets		1,200,956	1,328,995
Total Assets		24,948,501	18,686,235
CURRENT LIABILITIES			
Trade and other payables	13	1,947,861	1,212,230
Provisions	14	141,775	157,546
Total Current Liabilities		2,089,636	1,369,776
NON-CURRENT LIABILITIES			
Provisions	14	94,251	34,719
Total Non-Current Liabilities		94,251	34,719
Total Liabilities		2,183,887	1,404,495
Net Assets		22,764,614	17,281,740
EQUITY			
Contributed Equity	15	78,244,479	61,777,978
Reserves	15	872,073	549,331
Gains/(losses) on available-for-sale financial assets		(12,500)	-
Retained Earnings/(Accumulated losses)	15	(56,339,438)	(45,045,569)
TOTAL EQUITY		22,764,614	17,281,740

Statement of Changes in Equity

FOR THE YEAR ENDED 30 JUNE 2006

	Note	Issued Capital $	Retained Earnings/ (Accumulated Losses) $	Other Reserves $	Total $
At 1 July 2005		**61,777,978**	**(45,045,569)**	**549,331**	**17,281,740**
- Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139 Financial Instruments: Recognition and Measurement		-	-	62,500	62,500
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	(75,000)	(75,000)
- Deferred tax liability on fair value adjustments to listed investments at 1 July 2005				(18,750)	(18,750)
- Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		-	-	18,750	18.750
Total fair value adjustments		-	-	(12,500)	(12,500)
- Total income and expense for the period recognised directly in equity		-	-	(12,500)	(12,500)
- Profit/(Loss) for the period	15	-	(11,293,869)	-	(11,293,869)
Total income/expense for the period		-	(11,293,869)	(12,500)	(11,306,369)
- Issue of shares and exercise of options	15	17,253,726	-	-	17,253,726
- Capital raising costs recognised in equity	15	(787,225)			(787,225)
- Share-based payments	15	-	-	322,740	322,740
- Consideration paid on grant of options	15			2	2
At 30 June 2006		**78,244,479**	**(56,339,438)**	**859,573**	**22,764,614**

	Note	Issued Capital $	Retained Earnings/ (Accumulated Losses) $	Other Reserves $	Total $
At 1 July 2004		**50,416,165**	**(34,202,211)**	**470,562**	**16,684,516**
- Profit/(Loss) for the period	15	-	(10,843,358)	-	(10,843,358)
Total income/expense for the period		-	(10,843,358)	-	(10,843,358)
- Issue of shares and exercise of options	15	11,817,818	-	-	11,817,818
- Capital raising costs recognised in equity	15	(479,007)	-	-	(479,007)
- Monies held in trust for issue of shares	15	23,002	-	-	23,002
- Share-based payments	15	-	-	78,769	78,769
At 30 June 2005		**61,777,978**	**(45,045,569)**	**549,331**	**17,281,740**

Cash Flow Statement

FOR THE YEAR ENDED 30 JUNE 2006	Note	30 June 2006 $	30 June 2005 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(11,378,510)	(11,494,992)
Interest received		1,060,563	725,729
Receipt of government grants		208,625	116,773
Sundry income		178	-
Net cash outflows from operating activities	7	(10,109,144)	(10,652,490)
Cash Flows from Investing Activities			
Payments for plant and equipment	11	(170,778)	(478,950)
Investment in shares (shown as "available-for-sale financial assets" from 1 July 2005)		-	(500,000)
Net cash outflows used in investing activities		(170,778)	(978,950)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and options	7	16,506,859	11,361,813
Net cashflows from financing activities		16,506,859	11,361,813
Net increase/(decrease) in cash and cash equivalents		6,226,937	(269,627)
Cash and cash equivalents at beginning of period		17,077,358	17,346,985
Cash and cash equivalents at the end of period	7	23,304,295	17,077,358

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Directors on 25 August 2006.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The financial report is presented in Australian dollars.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. These risks may materially impact the financial performance and position of the Company, including the future value of the shares, options and performance rights issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first full-year financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly, except for the adoption of AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation.* The Company has adopted the exemption under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards from having to apply AASB 139 to the comparative period in relation to available-for-sale financial investments, being the Company's investment in Neuren Pharmaceuticals Limited which is a listed entity.

Reconciliations detailed in Note 2(y)(v) below are reconciliations of:
- AIFRS profit/(loss) for the full-year to 30 June 2005; and
- AIFRS equity as at 1 July 2004, 30 June 2005 and 1 July 2005,

to the balances reported in the 30 June 2005 full-year financial report prepared under AGAAP.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Australian Accounting Standards that have recently been issued, amended or UIG affected are set out in the table below. These changes are not yet effective and have not been adopted for the annual reporting period ending 30 June 2006. There is no change to accounting policy and therefore no impact.

	Affected Standard(s)	Application date of standard	Application date for Company
AASB Amendment			
AASB 2005-4	AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time adoption of AIFRS*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*	1 January 2006	1 July 2006
AASB 2005-10	AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 177 *Leases*, AASB 133 *Earnings per Share,* AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 1 *First-time adoption of AIFRS*, AASB 4 *Insurance Contracts,* AASB 1023 *General insurance Contracts and* AASB 1038 *Life Insurance Contracts*	1 January 2006	1 July 2006
New Standard/UIG Affected Standards			
AASB 7 *Financial Instruments: Disclosures*	AASB 7 *Financial Instruments: Disclosures*	1 January 2007	1 July 2007
UIG 8 Scope of AASB 2	AASB 2 *Share-based Payment*	1 May 2006	1 July 2006

The following amendments are not applicable to the Company and therefore have no impact

AASB Amendment	
AASB 2004-3	AASB 119 *Employee Benefits*
AASB 2005-1	AASB 139 *Financial Instruments: Recognition and Measurement*
AASB 2005-5	AASB 1 *First-time adoption of AIFRS* and AASB 139 *Financial Instruments: Recognition and Measurement*
AASB 2005-6	AASB 3 *Business Combinations*
AASB 2005-9	AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts,* AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation*
AASB 2006-1	AASB 121 *The Effects of change in Foreign Currency Rates*
UIG Affected Standards	**Title:**
UIG 4	*Determining whether an Arrangement contains a lease*
UIG 5	*Rights to Interest in Decommissioning, Restoration and Environmental Rehabilitation Funds*
UIG 8	*Scope of AASB 2*
UIG 9	*Reassessment of Embedded Derivatives*

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Significant accounting judgements, estimates and assumptions

Share-based payment transactions

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and

(ii) the Metabolic Performance Rights Plan.

Information relating to the Company's two Share-based Payment Plans is set out in note 12.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model for those performance rights subject to a market condition and a Black-Scholes/Merton Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and the number of awards that it is estimated will ultimately vest. The estimation of the number of awards likely to vest is based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

(d) Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	-	3 to 10 years
Laboratory plant and equipment	-	5 years

(e) Plant and equipment Impairment

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to fair value.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Plant and equipment Impairment (continued)

Derecognition and disposal
Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(f) Research and development costs
Research and patent costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale. No development expenditure has been carried forward.

(g) Investments and other financial assets
The Company has elected to apply the option available under AASB1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* of adopting AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for year ending 30 June 2006
Available-for-sale investments
After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Accounting policies applicable for year ending 30 June 2005
Investments in listed companies were carried at the lower of cost and market value.

(h) Impairment of investments and other financial assets
The Company has elected to apply the option available under AASB1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* of adopting AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for year ending 30 June 2006
If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its costs and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

Accounting policies applicable for year ending 30 June 2005
Investments and other financial assets were carried at the lower of cost and market value.

(i) Cash and cash equivalents
Cash at bank and short-term deposits mature in three months or less and are stated at nominal value.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Employee leave benefits

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in current liabilities provisions in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for long service leave are recognised in non-current liabilities provisions and measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(k) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are recognised as an expense in the income statement on a straight-line basis over the lease term.

(l) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment. Interest is taken up as income as the interest accrues.

(m) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

(n) Trade and other payables

The Company has elected to apply the option available under AASB1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* of adopting AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services.

Accounting policies applicable for the year ended 30 June 2005

Trade payables and other payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

(o) Interest Receivable

The Company has elected to apply the option available under AASB1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* of adopting AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Outlined below is the relevant accounting policy for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Interest receivable, being interest accrued, and GST recoverable are recorded at amortised cost and due to the short term nature of these receivables they equate to face value.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

(p) Income tax (continued)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(q) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(r) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(s) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(t) Financial instruments included in equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Financial instruments included in assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

(v) Foreign currency translation

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of the transaction; and
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the Income Statement.

(w) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(x) AASB 1 Transitional exemptions

The Company has made its election in relation to the transitional exemptions allowed by AASB1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share-based payments transactions

AASB 2 'Share-based Payment' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 139 and AASB 132

The Company has applied the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation* for the financial year ended 30 June 2005. AASB 139 and AASB 132 have been applied from 1 July 2005.

(y) Impact of adoption of AIFRS

For all periods up to and including the year ended 30 June 2005, the Company prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). In preparing these financial statements the Company has started from an opening balance sheet as at 1 July 2004, the date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS.* The following sets out the principal adjustments:

(i) **Share-based payments**

Under AASB 2 the company recognises the fair value of options granted to employees as compensation since 7 November 2002, that had not vested on or before 1 January 2005. This fair value is recognised as an expense in the income statement on a pro-rata basis over the vesting period with a corresponding adjustment to equity.

(ii) **Financial instruments**

The Company has applied the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation* for the financial year ended 30 June 2005. At the date of transition to these standards on 1 July 2005, a fair value adjustment of $62,500 and a deferred tax liability of $18,750 were recognised in relation to the Company's investment in Neuren Pharmaceuticals Limited. This represented an initial gain on remeasurement to fair value of assets that under AGAAP had been measured at cost.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

(y) Impact of adoption of AIFRS (continued)

(iii) **Intangible Assets – Research and Development Costs**

Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible asset would be expensed. The Company's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. Currently no research and development costs have been capitalised, therefore there is no quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iv) **Income Taxes**

AASB 112 *Income Taxes* requires the use of a balance sheet liability method, rather than the current income statement method which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. Under AGAAP, the tax effects of differences between cost base and tax base for an asset or liability is not recognised. Currently no tax assets for timing differences are recognised. This is consistent under AIFRS.

In relation to tax losses carried forward, AASB 112 requires recognition of a deferred tax asset to the extent that it is probable there will be future taxable profits available against which the unused losses can be utilised whereas AGAAP permitted recognition of a deferred tax asset where recovery is virtually certain.

(v) **Explanation of material adjustments to the cash flow statements**

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

The impacts of adopting AIFRS on the profit/(loss) after tax and total equity as reported under Australian Accounting Standards applicable before 30 June 2005 ('AGAAP') are illustrated below:

Reconciliation of profit/(loss) after tax under AGAAP to that under AIFRS

	30 June 2005 $
Profit/(loss) after tax as previously reported	(10,764,589)
Recognition of share-based payment expense	(78,769)
Profit/(loss) after tax under AIFRS	(10,843,358)

Reconciliation of total equity as presented under AGAAP to that under AIFRS

	1 July 2005 $	30 June 2005 $	1 July 2004 $
Total equity under AGAAP	17,281,740	17,281,740	16,684,516
Adjustments to equity:			
Fair value adjustment to Available for sale financial asset	62,500		
Deferred Tax Liability on available for sale financial asset	(18,750)		
Retained earnings – recognition of share-based payment expense		(78,769)	(87,084)
Reserves – Recognition of share-based payment expense		78,769	87,084
Total equity under AIFRS	17,325,490	17,281,740	16,684,516

NOTE 3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 4 REVENUES AND EXPENSES

	Note	30 June 2006 $	30 June 2005 $
(a) Revenue			
Finance revenue		1,080,916	675,515
Details of finance revenue:			
Term deposit interest		1,030,173	630,675
Grant account interest		9,792	-
Bank account interest		40,951	44,840
		1,080,916	675,515
(b) Government Grant Income			
Government grants		208,625	116,773

A government grant has been received for the ACV1 Neuropathic Pain Project. There are no unfulfilled conditions or contingencies attaching to this grant. The Company did not benefit directly from any other forms of government assistance.

	Note	30 June 2006 $	30 June 2005 $
(c) Project expense			
(1) Pre Clinical expense			
(i) ACV1 - Neuropathic Pain		(154,431)	(816,810)
(ii) AOD9604 - Obesity		(162,952)	(513,713)
(iii) Other Projects		(167,807)	(67,806)
		(485,190)	(1,398,329)
(2) Clinical Trials expense			
(i) ACV1 - Neuropathic Pain		(674,245)	(147,105)
(ii) AOD9604 - Obesity		(3,829,140)	(2,119,682)
(iii) Other Projects		-	-
		(4,503,385)	(2,266,787)
(3) Formulation & Manufacture expense			
(i) ACV1 - Neuropathic Pain		(304,988)	(522,592)
(ii) AOD9604 Obesity project		(694,182)	(992,120)
(iii) Other Projects		(30,272)	(22,825)
		(1,029,442)	(1,537,537)
(4) Miscellaneous Project expense			
(i) ACV1 - Neuropathic Pain		(560,772)	(802,816)
(ii) AOD9604 - Obesity		(697,348)	(1,058,417)
(iii) Other Projects		(23,287)	(47,884)
		(1,281,407)	(1,909,117)
Total Project expense			
(i) ACV1 - Neuropathic Pain		**(1,694,436)**	**(2,289,323)**
(ii) AOD9604 - Obesity		**(5,383,622)**	**(4,683,932)**
(iii) Other Projects		**(221,366)**	**(138,515)**
		(7,299,424)	**(7,111,770)**
(d) Employee benefits expense			
Wages and salaries		(2,714,764)	(2,015,311)
Superannuation		(239,071)	(171,733)
Share-based payment expense	12C	(282,384)	(78,769)
Directors fees		(152,860)	(145,963)
Long service leave provision	14(b)	(59,532)	(1,978)
Annual leave provision	14(a)	15,771	(91,182)
		(3,432,840)	(2,504,936)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 4 REVENUES AND EXPENSES (continued)

	30 June 2006 $	30 June 2005 $
(e) Depreciation and amortisation expense		
Depreciation – office equipment	(55,813)	(45,623)
Depreciation – laboratory equipment	(230,504)	(216,998)
	(286,317)	(262,621)
(f) Rental expense relating to Operating leases		
Minimum Lease payments - Laboratory	(51,453)	(57,460)
Minimum Lease payments - Administration	(80,000)	(80,000)
	(131,453)	(137,460)
(g) Other Administrative and Overhead expenses		
Listing fees	(35,141)	(41,930)
Insurances	(107,972)	(65,935)
Accounting and Audit Fees	(45,500)	(34,000)
Investor Relations & Share Registry expenses	(214,997)	(276,289)
Other	(777,809)	(664,182)
	(1,181,419)	(1,082,336)

NOTE 5 INCOME TAX

(a) Reconciliation of income tax expense to prima facie tax payable

	30 June 2006 $	30 June 2005 $
Loss before income tax expense	(11,293,869)	(10,843,358)
Prima facie tax calculated at 30% (2005: 30%)	(3,388,161)	(3,253,007)
Tax effect of amounts which are not deductible:		
- Entertainment	713	843
- Share-based payments	84,715	23,631
Effect of tax concession for Research and Development	(719,059)	(752,105)
	(4,021,792)	(3,980,638)
Current year tax losses not brought to account	4,001,880	3,925,938
Current year temporary differences not brought to account	19,912	54,700
Income tax expense	-	-

(b) Deferred tax assets not brought to account

	30 June 2006 $	30 June 2005 $
Unused tax losses for which no deferred tax asset has been recognised	64,306,416	50,585,151
Deductible temporary differences - no deferred tax asset has been recognised	1,634,336	1,149,901
	65,940,752	51,735,052
Potential tax benefit @ 30%	19,782,226	15,520,516

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 6 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	30 June 2006 Cents	30 June 2005 Cents
Basic earnings per share (cents per share)	(4.32)	(4.71)
Diluted earnings per share (cents per share)	(4.32)	(4.71)
The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(11,293,869)	(10,843,358)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	261,299,794	230,106,955
Effect of dilutive securities:		
Share options	-	1,329,357
Performance Rights	459,334	-
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share	11,933,628	350,000

As the Company has incurred a net loss for the years ending 30 June 2006 and 30 June 2005, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

Any further transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements are detailed in the table contained in note 15.

NOTE 7 CASH AND CASH EQUIVALENTS

Reconciliation of Cash at the end of the year

	30 June 2006 $	30 June 2005 $
Cash at bank and in hand (i)	254,295	127,358
Short term deposits (ii)	23,050,000	16,950,000
	23,304,295	17,077,358

(i) Cash at bank earns interest at floating rates based on daily bank deposit rates.

(ii) Short term deposits mature within 28 and 92 days and have interest rates between 5.00% and 5.97% (2005: short term deposit rates between 4.75% and 5.69%).

For the purposes of the Cash Flow Statement, cash and cash equivalents comprises cash at bank and investments in short term deposits as listed above. The Company has no borrowings.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 7 CASH AND CASH EQUIVALENTS (continued)

Reconciliation of Net Loss after Income Tax to Net Cash Flow from Operating Activities

	30 June 2006 $	30 June 2005 $
Net Loss	(11,293,869)	(10,843,358)
Adjustments for non-cash items		
Depreciation	286,317	262,621
Share-based payment expense	282,384	78,769
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	(20,353)	50,214
(Increase)/decrease in prepayments	30,262	(45,529)
(Increase)/decrease in other assets	(173,277)	406,815
Increase/(decrease) in payables	735,631	(655,182)
Increase/(decrease) in employee provisions	43,761	93,160
Net cash outflows from operating activities	(10,109,144)	(10,652,490)

Disclosure of financing activities

The net proceeds from issue of shares and consideration paid on issue and exercise of employee options was $16,466,503:

	No. of shares Issued	$
Share Purchase Plan offered to existing shareholders	6,628,833	4,020,588
Private placement of ordinary shares to institutional and professional investors	30,154,882	12,966,600
Options converting to ordinary shares (MBPAS)	484,615	266,538
Total shares issued during the year	37,268,330	17,253,726
Capital raising costs recognised as a reduction to equity	-	(746,869)
Consideration paid on grant of employee options	-	2
Shares issued/Net cashflows from financing activities	37,268,330	16,506,859
Non-cash capital raising costs recognised in equity	-	(40,356)
Shares issued/Net proceeds	37,268,330	16,466,503

NOTE 8 RECEIVABLES (CURRENT)

	30 June 2006 $	30 June 2005 $
Interest receivable	95,220	74,867
GST recoverable	246,857	73,580
	342,077	148,447

NOTE 9 OTHER CURRENT ASSETS

Security deposits	12,141	12,141

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 10 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	30 June 2006 $	30 June 2005 $
At beginning of year	500,000	-
Investment in Shares at lower of cost or recoverable value		500,000
Adjustment on adoption of AASB139 on 1 July 2005	62,500	-
Net unrealised gain/(loss) at 30 June 2006	(75,000)	-
Balance at end of year	487,500	500,000

The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005.

Available-for-sale investments consist of investments in ordinary shares and therefore have no fixed maturity date.

The Company has applied the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation* for the financial year ended 30 June 2005. At the date of transition to these standards on 1 July 2005, an adjustment of $62,500 was recognised in relation to the Company's investment in Neuren Pharmaceuticals Limited. This represented an initial gain on remeasurement to fair value of assets that under AGAAP had been measured at cost. The market value of these shares at 30 June 2006 is $487,500.

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

	30 June 2006 $	30 June 2005 $
Office Equipment		
(i) Cost		
Opening balance	285,813	209,556
Additions	49,446	76,257
Closing balance	335,259	285,813
(ii) Accumulated Depreciation		
Opening balance	(150,152)	(104,530)
Depreciation for the year	(55,813)	(45,622)
Closing balance	(205,965)	(150,152)
Net Book Value – Office Equipment	129,294	135,661
Laboratory Plant & Equipment		
(i) Cost		
Opening balance	1,111,031	1,064,478
Additions	121,332	46,553
Closing balance	1,232,363	1,111,031
(ii) Accumulated Depreciation		
Opening balance	(417,697)	(200,698)
Depreciation for the year	(230,504)	(216,999)
Closing balance	(648,201)	(417,697)
Net Book Value – Laboratory Plant and Equipment	584,162	693,334
Net Book Value – Property, Plant and Equipment	713,456	828,995

A review of the carrying values of plant and equipment for impairment determined that there is no indication that the carrying values may not be recoverable.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS

A. EMPLOYEE SHARE-BASED PAYMENT PLANS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The expense recognised in the income statement in relation to share-based payments is disclosed in note 4(d).

(i) EMPLOYEE SHARE OPTION PLAN

In February 2000, the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Directors, Executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the Directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable on vesting dates between the date of grant and expiry date.

Options issued pursuant to the Metabolic Employee Share Option Plan will not be listed on the Australian Stock Exchange (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options, issued pursuant to the Metabolic Employee Share Option Plan, have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately.

The following table lists the inputs to the model for options granted:

			Date Options Granted			
	1 Feb 2006	**1 Nov 2005**	**23 Dec 2003**	**22 Nov 2002**	**14 Dec 2001**	**11 Dec 2000**
***Binomial Option Pricing* Model Variables**						
Exercise price	$1.50	$1.00	$1.00	$0.90	$0.90	$0.80
Risk-free interest rate	5.305%	5.395%	5.56%	5.22%	5.33%	5.40%
Volatility	56.4%	56.52%	35%	35%	35%	35%
Expiry date	1 Jan 2011	1 Oct 2010	23 Nov 2008	22 Oct 2007	14 Nov 2006	11 Nov 2005
Dividend yield	-	-	-	-	-	-
Average fair value per option (cents)	10.95	21.30	26.0	16.0	18.0	7.8

Options granted during the year ended 30 June 2006

During the current year the Company issued the options granted on 1 November 2005 and 1 February 2006 as detailed in the table above. The expected volatilities for these two issues were determined using the Company's share price volatility for the 12 months prior to the grant date.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS (continued)

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options 30 June 2006
(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)	1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	Total
On issue at beginning of the year	-	-	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	2,704,569
Issued during the year	1,000,000	500,000	-	-	-	-	-	-	-	1,500,000
Exercised during the year (ii)			-	(484,615)	-	-	-	-	-	(484,615)
Cancelled/Forfeited during the period			(100,000)	(646,154)	(114,000)	-	-	(80,000)	(250,000)	(1,190,154)
On issue at balance date	1,000,000	500,000	479,900	-	150,000	150,000	249,900	-	-	2,529,800
Issued subsequent to balance date			-	-	-	-	-	-	-	-
Exercised subsequent to balance date			-	-	-	-	-	-	-	-
Cancelled subsequent to balance date			-	-	-	-	-	-	-	-
On issue at date of Directors' Report			-	-	-	-	-	-	-	-
Number of recipients	1	1	6	1	4	2	1	2	1	
Exercise price	$1.50	$1.00	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	
Exercise period: From	01/02/06	01/11/05	23/12/04	23/07/03	17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
To	01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
Expiration date	01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
The following proportions vest from the dates shown: 35%	01/02/06									
35%	01/02/07									
30%	01/02/08									
20%			23/12/04		17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
20%			23/12/05		170/1/05	22/11/04	14/12/03	25/05/03	11/12/02	
30%			23/12/06		17/01/06	22/11/05	14/12/04	25/05/04	11/12/03	
30%			23/12/07		17/01/07	22/11/06	14/12/05	25/05/05	11/12/04	
100%		01/11/05		23/07/03						

(ii) Information relating to options exercised by employees during the year ended 30 June 2006.

Number of shares issued										
Issue date:	31/07/05	-	-	-	484,615	-	-	-	-	-
Exercise Price paid by Employees										
Issue date:	31/07/05	-	-	-	$266,538	-	-	-	-	-
Fair value of shares issued										
Issue date:	31/07/05	-	-	-	$324,692	-	-	-	-	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS (continued)

(a) Employee Options 30 June 2005

(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue	**23/12/03**	**23/7/03**	**17/01/03**	**22/11/02**	**14/12/01**	**25/05/01**	**11/12/00**	**10/03/00**	**10/03/00**	**Total**
ASX Code (unlisted options)	**MBPAQ**	**MBPAS**	**MBPAQ**	**MBPAQ**	**MBPAQ**	**MBPAQ**	**MBPAQ**	**MBPAO**	**MBPAM**	
On issue at beginning of the year	580,000	1,130,769	280,000	150,000	250,000	80,000	250,000	450,000	404,312	3,575,081
Issued during the year	-	-	-	-	-	-	-	-	-	-
Exercised during the year (ii)	(100)	-	(16,000)	-	(100)	-	-	(450,000)	(404,312)	(870,512)
Cancelled during the period	-	-	-	-	-	-	-	-	-	-
On issue at balance date	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	-	-	2,704,569
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	(484,615)	-	-	-	-	-	-	-	(484,615)
Cancelled subsequent to balance date	-	(646,154)	(114,000)	-	-	-	-	-	-	(760,154)
On issue at date of Directors' Report	579,900	-	150,000	150,000	249,900	80,000	250,000	-	-	1,459,800
Number of recipients	6	1	4	2	1	2	1	5	6	
Exercise price	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period: From	23/12/04	23/07/03	17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	10/03/00	10/03/00	
To	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown: 10%								10/03/00	10/03/00	
30%								10/03/01	10/03/01	
20%								10/03/02	10/03/02	
20%								10/03/03	10/03/03	
20%								10/09/04	10/03/04	
20%	23/12/04		17/01/04	22/11/03	14/12/02	25/05/02	11/12/01			
20%	23/12/05		17/01/05	22/11/04	14/12/03	25/05/03	11/12/02			
30%	23/12/06		17/01/06	22/11/05	14/12/04	25/05/04	11/12/03			
30%	23/12/07		17/01/07	22/11/06	14/12/05	25/05/05	11/12/04			
100%		23/07/03								

(ii) Information relating to options exercised by employees during the year ended 30 June 2005.

Number of shares issued										
Issue date:	05/07/04	-	-	-	-	-	-	-	15,000	-
	14/07/04	-	-	-	-	-	-	-	30,000	-
	27/07/04	-	-	16,000	-	-	-	-	-	13,928
	16/08/04	-	-	-	-	-	-	-	20,000	40,384
	02/09/04	-	-	-	-	-	-	-	25,000	107,692
	10/09/04	-	-	-	-	-	-	-	360,000	242,308
	09/06/05	100	-	-	-	100	-	-	-	-
Exercise Price paid by Employees										
Issue date:	05/07/04	-	-	-	-	-	-	-	$12,000	-
	14/07/04	-	-	-	-	-	-	-	$24,000	-
	27/07/04	-	-	$14,400	-	-	-	-	-	$6,035
	16/08/04	-	-	-	-	-	-	-	$16,000	$17,498
	02/09/04	-	-	-	-	-	-	-	$20,000	$46,663
	10/09/04	-	-	-	-	-	-	-	$288,000	$104,992
	09/06/05	$100	-	-	-	$90	-	-	-	-
Fair value of shares issued										
Issue date:	05/07/04	-	-	-	-	-	-	-	$24,750	-
	14/07/04	-	-	-	-	-	-	-	$33,300	-
	27/07/04	-	-	$20,320	-	-	-	-	-	$17,689
	16/08/04	-	-	-	-	-	-	-	$25,200	$50,884
	02/09/04	-	-	-	-	-	-	-	$34,000	$146,461
	10/09/04	-	-	-	-	-	-	-	$496,800	$334,385
	09/06/05	$69	-	-	-	$69	-	-	-	-

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS (continued)

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme, in the form of the Metabolic Performance Rights Plan for employees and Executive Directors, to provide them with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Under the Metabolic Performance Rights Plan, an invited eligible employee or Executive Director is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting performance and service conditions.

At the Annual General Meeting of the Company held on 28 October 2005, shareholders approved the issue of the 2005 allocations proposed under the Metabolic Performance Rights Plan. Subsequently, on 20 December 2005 Metabolic granted 873,213 performance rights expiring on 1 September 2010 to 21 employees and Executive Directors.

The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model for those performance rights subject to a market condition and a Black-Scholes/Merton Option Pricing Model for those performance rights with non-market performance conditions.

The assumptions used to obtain a fair value for the 2005 performance rights allocations are listed in the following table:

Key Variable	
Exercise Price:	Nil
Risk free rate: 5 year Treasury Bond	5.73%
MBP Share price as at 20 December 2005	$0.46
MBP Volatility/Standard Deviation	56.4%
Expiry Date:	1 Sept 2010
Dividend Yield	0.0%
Approximate value of each performance right	$0.40 per right

During the current year the Company issued 873,213 performance rights, granted on 20 December 2005, using the assumptions as shown in the above table. The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date.

The exercise dates and performance conditions of this allocation are as follows:

First exercise date for Performance Rights

The performance rights can be exercised, assuming all conditions of the offer have been satisfied, as follows:

- 25% of the grant - 1 September 2006;
- 25% of the grant - 1 September 2007;
- 25% of the grant - 1 September 2008; and
- 25% of the grant - 1 September 2009.

Last exercise date for Performance Rights

All performance rights will lapse automatically if not exercised by 1 September 2010.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS (continued)

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN (continued)

Performance Conditions

(a) Share Price growth target (market condition)

One-third of the performance rights granted will be attributable to share price performance:

- ***Primary target.*** This component is measurable by the Company's share price growth target of at least 20% in Year 1. To achieve this vesting condition, the 60-day volume weighted average share price (VWAP) must be 20% above the base share price during Year 1.

  Base share price = calculated using the five-day VWAP from the sixth trading day following the announcement of the full year results to the tenth trading day. For 2005, the five day VWAP from Monday 5 September to Friday 9 September 2005 (inclusive) was $0.62.

  Year 1 = 1 September 2005 to 31 August 2006

- ***Secondary target.*** If the primary target stated above is not achieved, participants will have a second opportunity to fulfil this vesting component if share price growth of at least 100% is achieved. To achieve this vesting condition, the 20-day VWAP must be 100% above the base share price by 1 September 2009.

(b) Corporate Goals

One-third of the performance rights granted will be attributable to corporate goals assessed at 1 September 2006, as follows:

- Timely completion of a Phase 1 human clinical trial for ACV1 (15% weighting, within the component tied to Corporate Goals);
- Timely commencement of a Phase 2B human clinical trial for AOD9604 (15% weighting, within the component tied to Corporate Goals);
- Timely commencement of the next human clinical trial for ACV1 (15% weighting, within the component tied to Corporate Goals);
- Add one new project to the pipeline at the formal pre-clinical toxicity stage (15% weighting, within the component tied to Corporate Goals);
- Add one new project to the pipeline at the clinical stage (15% weighting, within the component tied to Corporate Goals);
- Raise capital to ensure sufficient cash reserves to meet planned activities for the following 12 months (25% weighting, within the component tied to Corporate Goals).

(c) Continued Service

One-third of the performance rights granted are attributable to continuing service and each of the other performance conditions are also subject to continuing service.

Performance rights will not be listed on the Australian Stock Exchange (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS (continued)

(a) Employee Performance Rights over Ordinary Shares (No. of Performance Rights)

Date of Issue ASX Code (unlisted options)		20/12/05 MBPAA
On issue at beginning of the year		-
Issued during the year		873,213
Exercised during the year		-
Expired unexercised		-
Forfeited /Cancelled		-
On issue at balance date		873,213
Issued subsequent to balance date		-
Exercised subsequent to balance date		-
Cancelled subsequent to balance date		-
On issue at date of Directors' Report		873,213
Number of recipients		21
Exercise price		$0.00
Exercise period: From		01/09/06
To		01/09/10
Expiration date		01/09/10
Vesting Proportions:	25%	01/09/06
	25%	01/09/07
	25%	01/09/08
	25%	01/09/09

B. SHARE-BASED PAYMENTS FOR SERVICES

On 24 March 2006, 380,000 options were issued to BBY Nominees Pty. Ltd., as part consideration for brokerage fees relating to the Company's Share Placement on 24 March 2006.

The fair value of the options issued to BBY Nominees Pty. Ltd. was determined using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The options were fully vested at the date of grant and expire on 24 June 2007.

	Option Granted: 24 March 2006
Binomial Option Pricing Model Variables:	
Exercise price	$0.55
Risk-free interest rate	5.61%
Volatility	57.33%
Expiry date	24 Jun 2007
Dividend yield	-
Average fair value per option (cents)	10.62

The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 12 SHARE-BASED PAYMENTS (continued)

The options will not be listed on the Australian Stock Exchange (ASX). Application will be made to list Metabolic's shares issued on the exercise of the options on the ASX and such shares will rank equally with other ordinary shares of the Company.

As these options were issued as part payment for brokerage to BBY Nominees Pty. Ltd. relating to the share placement on 24 March 2006, the fair value of these options has not been expensed in the Income Statement and has been included in capital raising costs recognised directly in equity.

C. EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS

	30 June 2006 $	30 June 2005 $
Options issued under Employee Option Plan	(184,646)	(78,769)
Performance Rights issued under Performance Rights Plan	(97,738)	-
	(282,384)	(78,769)

NOTE 13 TRADE AND OTHER PAYABLES (CURRENT)

Trade Payables (i)	1,947,861	1,195,854
Payable to Directors	-	16,376
	1,947,861	1,212,230

(i) Trade payables are non-interest bearing and are normally settled on 30-day terms.

NOTE 14 PROVISIONS (CURRENT & NON CURRENT)

(a) Current – Annual leave

Annual leave at beginning of year	157,546	66,364
Increase/(Decrease) in provision during the year	(15,771)	91,182
Annual leave at end of year	141,775	157,546

(b) Non Current – Long service leave

Long service leave at beginning of year	34,719	32,741
Additional provision during the year	59,532	1,978
Long service leave at end of year	94,251	34,719

The number of full time equivalents employed at 30 June 2006 was 24 (2005: 20).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 15 CONTRIBUTED EQUITY AND RESERVES

	30 June 2006 $	30 June 2005 $
(a) Movement in contributed equity for the year		
Contributed equity at beginning of year	61,777,978	50,416,165
Shares issued during the year (note 7)	17,253,726	11,817,818
Capital raising costs recognised in equity	(787,225)	(479,007)
Monies held in trust for issue of shares	-	23,002
Contributed equity at end of year	78,244,479	61,777,978

	Number of Shares	
On issue at start	247,297,153	227,989,605
Issued during the year (note 7)	36,783,715	16,393,446
Options converting to ordinary shares	484,615	2,914,102
On issue at end	284,565,483	247,297,153

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 15 CONTRIBUTED EQUITY AND RESERVES (continued)

Options and Performance Rights over Ordinary Shares

Date of Issue ASX Code (unlisted options)		20/12/05 MBPAA (Rights)	24/03/06 MBPAW	24/03/06 MBPAY	1/02/06 MBPAQ	1/11/05 MBPAQ	01/03/04 MBPAU	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	Total
On issue at beginning of the year		-	-	-	-	-	183,333	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	2,887,902
Issued during the year		873,213	6,410,976	1,578,750	1,000,000	500,000	-	-	-	-	-	-	-	-	10,362,939
Exercised during the year		-	-	-	-	-	-	-	(484,615)	-	-	-			(484,615)
Expired unexercised		-	-	-	-	-	-	-	(646,154)	-	-	-	(80,000)	(250,000)	(976,154)
Forfeited Options/Cancelled Rights		-	-	-	-	-	-	(100,000)		(114,000)	-	-	-	-	(214,000)
On issue at balance date		873,213	6,410,976	1,578,750	1,000,000	500,000	183,333	479,900	-	150,000	150,000	249,900	-	-	11,576,072
Issued subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cancelled subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-	-	-
On issue at date of Directors' Report		873,213	6,410,976	1,578,750	1,000,000	500,000	183,333	479,900	-	150,000	150,000	249,900	-	-	11,576,072
Number of recipients		21	19	2	1	1	6	6	6	4	2	1	2	1	
Exercise price		$0.00	$0.55	$0.90	$1.50	$1.00	$1.25	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	
Exercise period: From		01/09/06	24/03/06	24/03/06	01/02/06	01/11/05	01/03/04	23/12/04	23/07/03	17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
To		01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
Expiration date		01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
The following proportions	20%							23/12/04		17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
	20%							23/12/05		17/01/05	22/11/04	14/12/03	25/05/03	11/12/02	
vest from the dates shown:	25%	01/09/06													
	25%	01/09/07													
	25%	01/09/08													
	25%	01/09/09													
	35%				01/02/06										
	35%				01/02/07										
	30%				01/02/08			23/12/06		17/01/06	22/11/05	14/12/04	25/05/04	11/12/03	
	30%							23/12/07		17/01/07	22/11/06	14/12/05	25/05/05	11/12/04	
	100%		24/03/06	24/03/06		01/11/05	01/03/04		23/07/03						

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 15 CONTRIBUTED EQUITY AND RESERVES (continued)

	30 June 2006 $	30 June 2005 $
(b) Options/Performance Rights reserve		
Balance at beginning of period	549,331	470,562
Share-based payments	322,740	78,769
Consideration paid on grant of employee options	2	-
Balance at end of period (i)	872,073	549,331

(i) Represents the nominal consideration paid for subscriber or employee options and the fair value of options or performance rights.

(c) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(45,045,569)	(34,202,211)
Net loss	(11,293,869)	(10,843,358)
Retained profits/(losses) at the end of the financial year	(56,339,438)	(45,045,569)

NOTE 16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments are cash and short-term deposits. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Details of the significant accounting policies and methods adopted in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

There are no significant concentrations of credit risk within the Company.

The Company trades only with recognised, creditworthy third parties.

NOTE 17 FINANCIAL INSTRUMENTS

Fair values

The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

Market values have been used to determine the fair value of listed available-for-sale financial assets.

NOTE 18 COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments – Company as lessee

The Company has entered into commercial office leases. These leases have an average lease term of three years. On renewal, the terms of the lease are renegotiated.

Future minimum rentals payable under non-cancellable operating leases are as follows:

	30 June 2006 $	30 June 2005 $
Not later than one year	165,282	146,476
Later than one year and not later than five years	97,815	162,946
Later than five years	-	-
	263,097	309,422

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 18 COMMITMENTS AND CONTINGENCIES (continued)

(b) Other expenditure commitments

Commitments contracted for at reporting date but not recognised as liabilities are as follows:

	30 June 2006 $	30 June 2005 $
Not later than one year	1,619,562	2,435,472
Later than one year and not later than five years	153,572	23,666
Later than five years	-	-
	1,773,134	2,459,138

Contingencies

The Directors were not aware of any contingent liabilities or contingent assets as at 30 June 2006. There has been no change since that date.

NOTE 19 RELATED PARTY DISCLOSURES

Other than as disclosed in the Key Management Personnel disclosures section of the financial statements (note 22) and the Remuneration Report section of the Directors' Report, there were no transactions with related parties during the period under review.

NOTE 20 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

NOTE 21 AUDITORS' REMUNERATION

The auditor of Metabolic Pharmaceuticals Limited is Ernst & Young.

Amounts received or due and receivable by Ernst & Young (Australia) for:

	30 June 2006 $	30 June 2005 $
An audit or review of the financial reports of the entity:		
- half and full-year audits	33,000	32,000
Other services in relation to the entity:		
- preparation of tax return	2,000	2,000
- AIFRS Impact Assessment Report	8,000	-
- ACV1 Grant Audit	2,500	-
Total for entity auditors	45,500	34,000

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report, remuneration disclosures and directors responsibility

The financial report comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company) for the year ended 30 June 2006.

The company has disclosed information as required by paragraphs *Aus 25.4 to Aus 25.7.2* of Accounting Standard AASB 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 27 to 35 of the directors' report, as permitted by *Corporations Regulation 2M.6.04.*

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2006 and of its performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. The remuneration disclosures, that are contained on pages 27 to 35 of the directors' report, comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner
Melbourne
25 August 2006

OTHER INFORMATION

	2006	2005
NTA backing		
Net tangible asset backing per ordinary security	$0.08	$0.07

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The annual general meeting will be held as follows:

Place:	Level 23, 525 Collins Street, Melbourne, Victoria, 3000
Date:	Friday, 27 October 2006
Time:	10.00 am
Approximate date the annual report will be available:	27 September 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/09/2006

TIME: 08:45:28

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ZSP: September Quarterly Rebalance of S&P/ASX Indices

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

STANDARD
&POOR'S

Press Release

S&P Announces September Quarterly Rebalance Of S&P/ASX Indices

Sydney, September 1, 2006—Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade September 15, 2006, the following constituent additions and deletions will take place in the S&P/ASX 200 and related indices.

S&P/ASX 20

ADDITIONS

BIL	BRAMBLES INDUSTRIES LIMITED

REMOVALS

MIG	MACQUARIE INFRASTRUCTURE GROUP
SRG	SYDNEY ROADS GROUP

S&P/ASX 50

ADDITIONS

TOL	TOLL HOLDINGS LIMITED

REMOVALS

CCL	COCA-COLA AMATIL LIMITED
SRG	SYDNEY ROADS GROUP

S&P/ASX 100

ADDITIONS

AFG	ALLCO FINANCE GROUP

REMOVALS

APN	APN NEWS AND MEDIA
SRG	SYDNEY ROADS GROUP

S&P/ASX 200

ADDITIONS

IPL	INCITEC PIVOT LIMITED
BPT	BEACH PETROLEUM LIMITED
BCM	BABCOCK & BROWN CAPITAL LIMITED
BSG	BOLNISI GOLD NL
KZL	KAGARA ZINC LIMITED

REMOVALS

MGW	MCGUIGAN SIMEON WINES LIMITED
NRT	NOVOGEN LIMITED
RCL	REPCO CORPORATION LIMITED
VSL	VISION SYSTEMS LIMITED
WYL	WATTYL LIMITED

S&P/ASX 300

ADDITIONS

IPL	INCITEC PIVOT LIMITED
BCM	BABCOCK & BROWN CAPITAL LIMITED
SRL	STRAITS RESOURCES LIMITED
WTF	WOTIF.COM HOLDINGS LIMITED
MDL	MINERAL DEPOSITS LIMITED
ABY	ADITYA BIRLA MINERALS LIMITED
CMR	COMPASS RESOURCES NL
SMM	SUMMIT RESOURCES LIMITED
BEI	BABCOCK & BROWN ENVIRONMENTAL INVESTMENTS LIMITED

REMOVALS

CST	CELLESTIS LIMITED
CLH	COLLECTION HOUSE LIMITED
ERG	ERG LIMITED
GTG	GENETIC TECHNOLOGIES LIMITED
MCP	MCPHERSON'S LIMITED
MBP	METABOLIC PHARMACEUTICALS LIMITED
MOS	MOSAIC OIL NL
NLX	NYLEX LIMITED

All Ordinaries

ADDITIONS

BCM	BABCOCK & BROWN CAPITAL LIMITED
WTF	WOTIF.COM HOLDINGS LIMITED
ABY	ADITYA BIRLA MINERALS LIMITED
CMR	COMPASS RESOURCES NL
SMM	SUMMIT RESOURCES LIMITED

REMOVALS

NONE

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, and data. With 6,300 employees located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

For more information contact:
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(61) 2 9255 9870 Tel

Simon Karaban, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Australian Securities & Investments Commission

File No. 82-34880

RECEIVED
2006 SEP 11 P 4:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
55016175

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
01/09/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	30,154,882	43 cents	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

24/03/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
Ordinary		284,565,483	$80,551,036	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

24/03/06

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

C4 Changes to the register of members

See attached Appendix A.

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

This is the annexure marked "A" referred to in the Form 484
signed by me and dated 1 September 2006

METABOLIC PHARMACEUTICALS LIMITED
ACN 083 866 862
TOP 20 SHAREHOLDERS
AS AT 1 SEPTEMBER 2005

Rank	Name	Address	Class Code	Units
1	Polychip Pharmaceuticals Pty Ltd	10 Wallace Avenue Toorak Vic 3142	Ord	48,012,701
2	Monash Investment Holdings Pty Ltd	Admin Building 3a Monash University Wellington Road Clayton Vic 3168	Ord	18,128,147
3	National Nominees Limited	P O Box 1406 Melbourne Vic 3001	Ord	13,825,600
4	HSBC Custody Nominees (Australia) Limited – GSI ECSA	GPO Box 5302, Sydney, NSW 2001	Ord	9,493,500
5	Niako Investments Pty Ltd	Po Box 1135 Clayton South Vic 3169	Ord	7,000,000
6	Bond Street Custodians Limited <Macq Aust Mkt Neutral Fund>	Level 26, 20 Bond Street, Sydney, NSW 2000	Ord	6,174,420
7	Peters Investments Pty Ltd	Po Box 137 Victoria Park WA 6979	Ord	5,500,000
8	Jalitech Pty Ltd <Frank Man-Woon Ng A/C>	144 Edgevale Road Kew Vic 3101	Ord	4,752,480
9	J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange NSW 1225	Ord	4,302,197
10	Westpac Custodian Nominees Limited	275 Kent Street, Sydney, NSW 2000	Ord	3,329,129
11	ANZ Nominees Limited <Cash Income A/C>	GPO Box 2842AA, Melbourne, Vic. 3001	Ord	3,139,733
12	Citicorp Nominees Pty Limited	GPO Box 764g Melbourne Vic 3001	Ord	2,539,123
13	Bond Street Custodians Limited <Macquarie Smaller Co's A/C>	Level 26, 20 Bond Street, Sydney, NSW 2000	Ord	2,399,580
14	Citicorp Nominees Pty Limited <CFSIL CWlth Boff Super A/C>	GPO Box 764g Melbourne Vic 3001	Ord	2,115,584
15	Cogent Nominees Pty Limited <SMP Accounts>	PO Box R209, Royal Exchange NSW 1225	Ord	2,050,548
16	Oceanfront Properties Pty Ltd <Isa Lei Super Fund A/C>	PO Box 261 Fremantle WA 6959	Ord	2,000,000
17	Schirm Private Equity Lp	St James Chambers 64a Athol Street, Douglas Isle Of Man IM1 1JE UK GBR	Ord	1,639,344
18	AMP Life Limited	PO Box R209, Royal Exchange NSW 1225	Ord	1,450,000
19	Schirm Private Equity LP	Adinvest AG Lavaterstrasse 45, 8002 Zurich Switzerland	Ord	1,314,197
20	UBS Wealth Management Australia Nominees Pty Ltd	GPO Box 1257L, Melbourne, Vic. 3001	Ord	1,282,180